UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 02, 2013

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Holding(s) in Company dated 04 March 2013
Exhibit No. 2	FRN Variable Rate Fix dated 06 March 2013
Exhibit No. 3	Director/PDMR Shareholding dated 11 March 2013
Exhibit No. 4	Stabilisation Notice dated 14 March 2013
Exhibit No. 5	FRN Variable Rate Fix dated 18 March 2013
Exhibit No. 6	Antony Jenkins speaks at investor conference 19 March 2013
Exhibit No. 7	FRN Variable Rate Fix dated 19 March 2013
Exhibit No. 8	FRN Variable Rate Fix dated 19 March 2013
Exhibit No. 9	FRN Variable Rate Fix dated 19 March 2013
Exhibit No. 10	Director/PDMR Shareholding dated 20 March 2013
Exhibit No. 11	FRN Variable Rate Fix dated 20 March 2013
Exhibit No. 12	FRN Variable Rate Fix dated 21 March 2013
Exhibit No. 13	Publication of Base Prospectus Supplement dated 21 March 2013
Exhibit No. 14	Director/PDMR Shareholding dated 21 March 2013
Exhibit No. 15	Director/PDMR Shareholding dated 25 March 2013
Exhibit No. 16	FRN Variable Rate Fix dated 26 March 2013
Exhibit No. 17	Director/PDMR Shareholding dated 27 March 2013

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 02, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: April 02, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No. 1

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Barclays PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights	✓
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	His Highness Sheikh Mansour Bin Zayed Al Nahyan ("HHSM") Abu Dhabi International United Investments LLC ("ADIUI") Nexus Capital Investing Ltd. ("NCIL") PCP Gulf Invest 3 Limited
4. Full name of shareholder(s) (if different from 3.):iv	PCP Gulf Invest 3 Limited ("PCP")
5. Date of the transaction and date on which the threshold is crossed or reached: v	Transaction date: Not relevant Date threshold crossed: 26 February 2013
6. Date on which issuer notified:	4 March 2013
7. Threshold(s) that is/are crossed or reached: vi, vii	6%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary shares	758,437,618	758,437,618	758,437,618 (in the case of PCP)	758,437,618 (in the case of PCP)	758,437,618 (in the case of HHSM, ADIUI and NCIL)	5.897% (in the case of PCP)	5.897% (in the case of HHSM, ADIUI and NCIL)
ISIN GB0031348658

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
Cash-settled options referencing ordinary shares				25,072,081 (in the case of HHSM only)		Nominal	Delta
0.1949% (in the case of HHSM only)

Total (A+B+C)
Number of voting rights			Percentage of voting rights
783,509,699 (in the case of HHSM only) 758,437,618 (in the case of PCP, ADIUI and NCIL)			6.092% (in the case of HHSM only) 5.897% (in the case of PCP, ADIUI and NCIL)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
PCP holds voting rights in relation to 758,437,618 ordinary shares in Barclays PLC.  PCP is, in turn, wholly owned by NCIL and NCIL is in turn wholly owned by ADIUI, which is in turn wholly owned by HHSM.

The cash-settled options are legally owned by Yas Capital Limited ("YCL").  YCL is, in turn, wholly owned by HHSM. For the avoidance of doubt, YCL has no right to acquire or exercise any voting rights in Barclays PLC.

The triggering event is an increase in the total voting rights in Barclays PLC to 12,860,575,306 as set out in the regulatory announcement dated 26 February 2013.  Accordingly, as a result of the triggering event, PCP holds directly, and HHSM, ADIUI and NCIL hold indirectly, 5.897% of the voting rights in Barclays PLC through PCP's holding of voting rights in relation to ordinary shares. PCP therefore now holds less than the 6% threshold for voting rights and its change in holding is notifiable pursuant to DTR 5.1.2R.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
As required under the Disclosure Rules, this notification has been prepared using the total voting rights figure of 12,860,575,306 as set out in the regulatory announcement made by Barclays PLC dated 26 February 2013

14. Contact name:	Michael Latefi
15. Contact telephone number:	+971.566.852.568

Exhibit No. 2

BARCLAYS BANK PLC.
EUR 250,000,000.00
MATURING: 08-Sep-2014
ISIN: XS0673964721

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
08-Mar-2013 TO 10-Jun-2013 HAS BEEN FIXED AT 0.890000 PCT

DAY BASIS: ACTUAL/360

INTEREST PAYABLE VALUE 10-Jun-2013 WILL AMOUNT TO:
EUR 2.32 PER EUR 1,000.00 DENOMINATION

Citibank

Source: Citibank

Exhibit No. 3

11 March 2013

Barclays PLC (the "Company")

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R (1) (a)

The trustee of the Barclays Group Sharepurchase Plan ("Sharepurchase"), an HM Revenue and Customs approved all employee share plan, informed the Company on 8 March 2013 that, on 7 March 2013 it had purchased, and now held as bare trustee of Sharepurchase, 41 ordinary shares in the Company at a price of £3.0409 per share, for Ashok Vaswani, a Person Discharging Managerial Responsibilities ("PDMR").

Exhibit No. 4

Pre-stabilisation announcement

14 March 2013

Not for distribution, directly or indirectly, in or into the United States or any jurisdiction in which such distribution would be unlawful.

Wolters Kluwer NV

Stabilisation Notice

Barclays (Karan Shah ); telephone: +44 20 7773 9098 hereby gives notice that the Stabilising Manager(s) named below may stabilise the offer of the following securities in accordance with Commission Regulation (EC) No. 2273/2003 implementing the Market Abuse Directive (2003/6/EC).

The securities:
Issuer:	Wolters Kluwer NV
Guarantor (if any):	NA
Aggregate nominal amount:	TBC
Description:	Senior, unsecured, RegS Bearer Notes
Offer price:	TBC
Other offer terms:	NA
Stabilisation:
Stabilisation Manager(s):
Barclays; 5 The North Colonnade; Canary Wharf; London E14 4BB
ABN AMRO Bank N.V.; 250 Bishopsgate; London EC2M 4AA
Rabobank International, Thames Court, One Queen Hithe, London EC4V 3RL, United Kingdom
Royal Bank of Scotland plc,  36 St Andrews Square, Edinburgh EH2 2YB

Stabilisation period expected to start on:	14 March 2013
Stabilisation period expected to end no later than:	14 April 2013
Existence, maximum size and conditions of use of over-allotment facility.	The Stabilising Manager(s) may over-allot the securities to the extent permitted in accordance with applicable law.

In connection with the offer of the above securities, the Stabilising Manager(s) may over-allot the securities or effect transactions with a view to supporting the market price of the securities at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) will take any stabilisation action and any stabilisation action, if begun, may be ended at any time. Any stabilisation action or over-allotment shall be conducted in accordance with all applicable laws and rules.
This announcement is for information purposes only and does not constitute an invitation or offer to underwrite, subscribe for or otherwise acquire or dispose of any securities of the Issuer in any jurisdiction.
This announcement and the offer of the securities to which it relates are only addressed to and directed at persons outside the United Kingdom and persons in the United Kingdom who have professional experience in matters related to investments or who are high net worth persons within article 12(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 and must not be acted on or relied on by other persons in the United Kingdom.
In addition, if and to the extent that this announcement is communicated in, or the offer of the securities to which it relates is made in, any EEA Member State that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the "Prospectus Directive") before the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or which has been approved by a competent authority in another Member State and notified to the competent authority in that Member State in accordance with the Prospectus Directive), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that Member State.
This announcement is not an offer of securities for sale into the United States. The securities have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration.  There will be no public offer of securities in the United States.

Exhibit No. 5

As Agent Bank, please be advised of the following rate determined on: 18/03/2013
Issue	¦ Barclays Bank Plc - Series 167 EUR 135,000,000 CMS-Linked Note due 20 Mar 2018

ISIN Number	¦ XS0353467243
ISIN Reference	¦ 35346724
Issue Nomin EUR	¦ 135000000
Period	¦ 20/03/2013 to 20/03/2014		Payment Date 20/03/2014
Number of Days	¦ -200000
Rate	¦ 4.5
Denomination EUR	¦ 50000	¦ 135000000	¦

Amount Payable per Denomination	¦ 2250.	¦ 6075000. 0	¦

Bank of New York
Rate Fix Desk	Telephone		¦ 44 1202 689580
Corporate Trust Services	Facsimile		¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No. 6

19 March 2013

Barclays PLC

Antony Jenkins speaks at London investor conference

Antony Jenkins, Chief Executive, Barclays PLC is speaking today at the Morgan Stanley European Financials Conference in London.

A copy of Mr Jenkins' remarks, which contain no material new information, will be available for viewing from later today in the Investor Relations section of the Barclays website.

-Ends-

For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0)207-116-5752	+44 (0)207-116-6132

About Barclays
Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking, and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia.  With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 140,000 people.  Barclays moves, lends, invests and protects money for customers and clients worldwide.  For more information, please visit the Barclays website: www.barclays.com.

Exhibit No. 7
Re:	BARCLAYS BANK PLC.
GBP 2,000,000,000.00
MATURING: 16-May-2018
ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
18-Mar-2013 TO 16-Apr-2013 HAS BEEN FIXED AT 1.043750 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Apr-2013 WILL AMOUNT TO:
GBP 41.46 PER GBP 50,000.00 DENOMINATION

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No. 8

Re:	BARCLAYS BANK PLC.
GBP 1,000,000,000.00
MATURING: 16-May-2019
ISIN: XS0398797604

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
18-Mar-2013 TO 16-Apr-2013 HAS BEEN FIXED AT 1.043750 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Apr-2013 WILL AMOUNT TO:
GBP 41.46 PER GBP 50,000.00 DENOMINATION

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No. 9
As Agent Bank, please be advised of the following rate determined on: 29/01/2013
Issue	¦ Barclays Bank Plc GBP 200,000,000 Undated FRPC Notes Series 3 PERPET

ISIN Number	¦ XS0015014615
ISIN Reference	¦ NA
Issue Nomin GBP	¦ 200000000
Period	¦ 31/01/2013 to 30/04/2013		Payment Date 30/04/2013
Number of Days	¦ 89
Rate	¦ 1.5
Denomination GBP	¦ 250000	¦ 200000000	¦

Amount Payable per Denomination	¦ 914.38	¦ 731506.85	¦

Bank of New York
Rate Fix Desk	Telephone		¦ 44 1202 689580
Corporate Trust Services	Facsimile		¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No. 10

 20 March 2013

Director/PDMR Shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

1.    The trustees of the Barclays Group (PSP) Employees' Benefit Trust and the Barclays Group (ESAS) Employees' Benefit Trust notified Barclays PLC (the "Company") on 19 March 2013 that on 18 March 2013 it had resolved to provide or had provided ordinary shares of Barclays PLC of nominal value of 25p each (the "Shares") to the Directors and Persons Discharging Managerial Responsibilities ("PDMRs") of the Company as set out in the table below.  The Shares are provided: (i) in respect of Share Incentive (Holding Period) Awards made in 2013 (the remaining Shares (after tax liabilities were discharged) are now held in a nominee account on behalf of the individuals); and (ii) to satisfy awards made under the Barclays PLC Performance Share Plan, the Barclays Group Share Value Plan, the Barclays Group Executive Share Award Scheme, the Barclays Incentive Share Plan and the Joiners Share Award Plan over the last 5 years. The market price on the date the Shares were provided was 308.1 pence per share.

Director/ PDMR	Shares provided to Director/ PDMR	Shares sold on behalf of Director/PDMR *
A Jenkins	1,813,681	943,142
C Lucas	399,894	207,961
M Harding	1,224,724	1,181,103
T Kalaris	1,792,372	1,792,372
S Kheradpir	332,155	254,827
R Le Blanc	1,194,693	1,123,029
R Ricci	5,711,842	5,711,842
V Soranno Keating	389,913	335,784
A Vaswani	214,269	176,879

* Tax liabilities on the Shares provided were met in cash and the number of Shares actually received by each individual was reduced by the value required to meet those tax liabilities.

2.    The independent trustee of the ESAS Trust notified the Company on 19 March 2013 that it had on 18 March 2013 granted a right in the form of a nil cost option to the director of the Company listed below under the ESAS to acquire ordinary shares in the Company. The ESAS option is exercisable from grant until 18 March 2015 and is granted over a proportion of the shares which were provisionally allocated by the trustee under ESAS on 16 March 2010 to the director listed below.

The number of shares under option includes an additional number of shares which have been accrued in respect of dividends received by the trustee from March 2010. The total exercise price payable on any exercise of an ESAS option is £1.

Director	Number of shares granted under option to Director
C Lucas	597,247

3. The nominee of the Barclays Nominee notified the Company on 19 March 2013 that on 18 March 2013 it sold ordinary shares of the Company at a price of 304.8 pence per share for the following PDMR:

PDMR	Shares sold
A Vaswani	116,487

The revised total shareholding for each Director following these transactions is as follows:

Director	Total Beneficial Holding
A Jenkins	2,451,395
C Lucas	1,104,763

Supplementary Note

     Commenting on the awards a Barclays spokesman said:  "The share releases detailed in this announcement include deferred shares awarded from previous years' annual performance bonuses and, in some cases, vesting of historical
    Long Term Incentive Plans where the agreed performance conditions for vesting have been met. As was stated in the 2012 Annual Report published on 8 March, Barclays has revised its remuneration policy and all future incentive awards, short and long-term, will be based on the new principles that have been set out."

                                                               -Ends-

For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0)207 116 5752	+44 (0) 20 7116 4755

Exhibit No. 11

As Agent Bank, please be advised of the following rate determined on: 20/03/2013
Issue	¦ Barclays Bank PLC - Series no 86 EUR 100,000,000 Subordinated FRN due 22 Mar 2021

ISIN Number	¦ XS0126504421
ISIN Reference	¦ 12650442
Issue Nomin EUR	¦ 100000000
Period	¦ 22/03/2013 to 24/06/2013		Payment Date 24/06/2013
Number of Days	¦ 94
Rate	¦ 0.68
Denomination EUR	¦ 10000	¦ 100000000	¦

Amount Payable per Denomination	¦ 17.76	¦ 177555.56	¦

Bank of New York
Rate Fix Desk	Telephone		¦ 44 1202 689580
Corporate Trust Services	Facsimile		¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No. 12

As Agent Bank, please be advised of the following rate determined on: 21/03/2013
Issue	¦ Barclays Bank PLC - Series 143 EUR 50,000,000 Floating Rate Notes due 23 Dec 2023

ISIN Number	¦ XS0183122398
ISIN Reference	¦ 18312239
Issue Nomin EUR	¦ 50000000
Period	¦ 25/03/2013 to 24/06/2013		Payment Date 24/06/2013
Number of Days	¦ 91
Rate	¦ 0.561
Denomination EUR	¦ 10000	¦ 50000000	¦

Amount Payable per Denomination	¦ 14.18	¦ 70904.17	¦

Bank of New York
Rate Fix Desk	Telephone		¦ 44 1202 689580
Corporate Trust Services	Facsimile		¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No. 13

Publication of Base Prospectus Supplement

The following base prospectus supplement has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus Supplement No. 4 dated 20 March 2013 to the Base Prospectus dated 1 June 2012 for the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser

http://www.rns-pdf.londonstockexchange.com/rns/5932A_1-2013-3-21.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following disclaimer applies to the Base Prospectus Supplement available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Base Prospectus Supplement. In accessing the Base Prospectus Supplement, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE BASE PROSPECTUS SUPPLEMENT MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS SUPPLEMENT MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE BASE PROSPECTUS SUPPLEMENT IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DO SO. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS RELATING TO THE BARCLAYS PLC AND BARCLAYS BANK PLC £60,000,000,000 DEBT ISSUANCE PROGRAMME (THE "BASE PROSPECTUS") AND THE BASE PROSPECTUS SUPPLEMENT HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS AND THE BASE PROSPECTUS SUPPLEMENT MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO PERSONS REASONABLY BELIEVED TO BE QUALIFIED INSTITUTIONAL BUYERS (EACH A "QIB") WITHIN THE MEANING OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Base Prospectus Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus and the Base Prospectus Supplement you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus Supplement or make an investment decision with respect to any Notes issued or to be issued pursuant to the Base Prospectus and the Base Prospectus Supplement, you must be (i) a person other than a U.S. person (within the meaning of Regulation S under the Securities Act); or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accessing the Base Prospectus Supplement, you shall be deemed to have represented that (i) you and any customers you represent are (a) QIBs or (b) not a U.S. person (as defined in Regulation S to the Securities Act) located outside the U.S.; and (ii) you consent to delivery of the Base Prospectus Supplement and any amendments or supplements thereto via electronic transmission.

You are reminded that the Base Prospectus Supplement has been made available to you on the basis that you are a person into whose possession the Base Prospectus Supplement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus Supplement, electronically or otherwise, to any other person.

The Base Prospectus Supplement does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuers in such jurisdiction. Under no circumstances shall the Base Prospectus Supplement constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Base Prospectus and the Base Prospectus Supplement, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Base Prospectus Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuers, their advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus Supplement made available to you in electronic format and the hard copy version available to you on request from the issuers.

Exhibit No. 14

21 March 2013

Barclays PLC (the "Company")

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

1. The Administrators of the Dividend Reinvestment Plan (the "Plan") notified the Company on 21 March 2013 that, following the re-investment of the final dividend for the year ended 31 December 2012, the following Directors/PDMRs and their connected persons received on 21 March 2013, ordinary shares in the Company under the Plan at a price of £3.20846 per share. The number of shares received is as follows:

Director/PDMR	No. of shares received
M Harding	1
A Jenkins	152
C Lucas	9,815

2. The trustee of the Barclays Group Sharepurchase Plan ("Sharepurchase"), an HM Revenue and Customs approved all employee share plan, informed the Company on 21 March 2013 that, on 19 March 2013 it had acquired, and now held as bare trustee of Sharepurchase, the following ordinary shares in the Company, following the re-investment of the final dividend for the year ended 31 December 2012, for the following Directors/Persons Discharging Managerial Responsibilities ("PDMR") at a price of £3.14 per share:

Director/PDMR	No. of shares received
C Lucas	45
M Harding A Vaswani R Le Blanc	34 28 3

3. The Company was notified on 20 March 2013 that, on 15 March 2013, following the re-investment of the final dividend for the year ended 31 December 2012, the following Director received ordinary shares in the Company at a price of £3.20846 per share:

Director	No. of shares received
D Walker	834

The revised total shareholding for each Director following these transactions is as follows:

Director	Beneficial Holding	Non-Beneficial Holding
A Jenkins	2,451,547	-
C Lucas D Walker	1,114,623 82,738	- -

Exhibit No. 15

25 March 2013
Barclays PLC (the "Company")

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

1. The Barclays ESAS Nominee confirmed to the Company on 25 March 2013 that it had on 25 March 2013 re-invested an amount equal to the final dividend for the year ended 31 December 2012 in ordinary shares of the Company at a price of £2.9908 per share for the following Directors/Persons Discharging Managerial Responsibilities ("PDMR").  The number of shares received is as follows:

Director/PDMR	No. of shares received
A Jenkins	536
R Ricci	2666
T Kalaris	4110

2. The independent nominee of the Barclays Corporate Nominee Arrangementnotified the Company on 25 March 2013 that it had on 25 March 2013 re-invested the final dividend for the year ended 31 December 2012 in ordinary shares of the Company at a price of £2.9908 per share for the following Directors/PDMRs. The number of shares received is as follows:

Director/PDMR	No. of shares received
R Le Blanc	5272
A Vaswani V Soranno Keating S Kheradpir	1363 1011 1172

3. The Company was notified on 22 March 2013 that, on 21 March 2013, following the re-investment of the final dividend for the year ended 31 December 2012, the following PDMR and his connected persons had received ordinary shares in the Company at a price of £3.240544 per share:

PDMR	No. of shares received
T Kalaris	16,268

The revised total shareholding for A Jenkins following these transactions is as follows:

Director	Beneficial Holding	Non-Beneficial Holding
A Jenkins	2,452,083	-

Exhibit No. 16

As Agent Bank, please be advised of the following rate determined on: 26/03/2013
Issue	¦ Barclays Bank PLC - Series 78 EUR 100,000,000 Subordinated FRN due 28 Dec 2040

ISIN Number	¦ XS0122679243
ISIN Reference	¦ 12267924
Issue Nomin EUR	¦ 100000000
Period	¦ 28/03/2013 to 28/06/2013		Payment Date 28/06/2013
Number of Days	¦ 92
Rate	¦ 0.603
Denomination EUR	¦ 1000000	¦ 100000000	¦

Amount Payable per Denomination	¦ 1541.	¦ 154100. 0	¦

Bank of New York
Rate Fix Desk	Telephone		¦ 44 1202 689580
Corporate Trust Services	Facsimile		¦ 44 1202 689601

Bank of New York Mellon

Source: Bank of New York Mellon

Exhibit No. 17

27 March 2013

Barclays PLC ("the Company")

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R (1) (a)

Diane de Saint Victor, Non-executive Director of the Company, notified the Company on 27 March 2013 that, on 27 March 2013, she had purchased 2,000 ordinary shares in the Company at a price of £2.856 per share.

Following this transaction, Diane de Saint Victor has a total beneficial interest in 2,000 ordinary shares in the Company.